PROSPECTUS SUPPLEMENT DATED APRIL 10, 2001      FILED PURSUANT TO RULE 424(b)(3)
(To Prospectus Dated October 1, 1999)                     SEC FILE NO. 333-84661

                                 $100,000,000
                                 ITC^DeltaCom
                4 1/2% Convertible Subordinated Notes Due 2006

     This prospectus supplement relates to resales by the holders of ITC^DeltaCom, Inc.'s 4 1/2% Convertible Subordinated Notes due 2006 and the shares of ITC^DeltaCom's common stock, par value $.01 per share, issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus dated October 1, 1999, which is to be delivered with this prospectus supplement.

     The information appearing under the heading "Selling Holders" in the prospectus is superseded in part by the information included in the table below.

                                                   Principal          Principal
                                                Amount of Notes       Amount of         Common
                                                  Beneficially          Notes         Stock Owned          Common
                                                  Owned Prior          Offered        Prior to the     Stock Offered
            Name                                to the Offering         Hereby         Offering(1)        Hereby(2)
            ----                                ---------------       ----------      ------------     -------------
White River  Securities LLC................       $  1,375,000        $  1,375,000         51,556            51,556
Value Line Convertible Fund, Inc...........       $    500,000        $    500,000         18,747            18,747
AFTRA Health Fund..........................       $    250,000        $    250,000          9,373             9,373
Coditec International Ltd. E (VBL).........       $     50,000        $     50,000          1,874             1,874
Faria Fund Ltd.............................       $     50,000        $     50,000          1,874             1,874
Sage Capital...............................       $  1,300,000(4)     $  1,300,000         48,743(4)         48,743
Jefferies & Co.............................       $  3,000,000        $  3,000,000        112,485           112,485
                                                  ------------        ------------      ---------         ---------
 Subtotal..................................       $  6,525,000        $  6,525,000        244,656           244,656
Unnamed holders of previously registered
 notes(5)..................................       $ 93,455,000        $ 93,455,000      3,504,124         3,504,124
Any other holders of notes or future
 transferees from such holders(3)..........       $     20,000        $     20,000            749               749
                                                  ------------        ------------      ---------         ---------

 Total.....................................       $100,000,000        $100,000,000      3,749,531         3,749,531
                                                  ============        ============      =========         =========

________________________
(1) Composed of the shares of common stock owned by each selling holder prior to the offering, including the shares of common stock into which the notes held by the selling holder are convertible at the initial conversion rate of $26.67 per share, excluding fractional shares. Fractional shares will not be issued upon conversion of the notes; rather, cash will be paid in lieu of fractional shares, if any. The conversion price and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under specified circumstances, which are described in more detail in the accompanying prospectus under "Description of Notes - Conversion of Notes." Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time.

(2) Assumes conversion into common stock of the full amount of notes held by the selling holder at the initial conversion rate of $26.67 per share and the offering of those shares by the selling holder pursuant to this prospectus supplement and accompanying prospectus. The conversion price and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under specified circumstances which are described in more detail in the accompanying prospectus under "Description of Notes - Conversion of Notes." Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes; rather, cash will be paid in lieu of fractional shares, if any. The selling holders may offer and sell pursuant to the prospectus, their notes, the shares of common stock into which the notes are convertible, or both.

(3) Information concerning other selling holders of notes will be set forth in additional prospectus supplements from time to time, as required. No holder may offer notes pursuant to the prospectus until such holder is included as a selling holder in a supplement to the prospectus in accordance with the registration rights agreement. Assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion price of $26.67 per share.

(4) Includes $1,050,000 principal amount of previously registered notes and the common stock into which those notes are convertible.

(5) Based on information provided to ITC^DeltaCom by the trustee through March 26, 2001. Excludes $1,050,000 principal amount of previously registered notes identified in footnote (4).